UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-38615

CUSIP NUMBER
87663X102

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

	For Period Ended:	March 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION

TATTOOED CHEF, INC.
Full Name of Registrant

FORUM MERGER II CORPORATION
Former Name if Applicable

6305 Alondra Boulevard
Address of Principal Executive Office (Street and Number)

Paramount, California 90723
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.
Tattooed Chef, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023 (the “Form 10-Q”) by the prescribed due date for the reasons described below.
As previously disclosed, the Company’s accounting department had been fully occupied with restating its unaudited condensed consolidated financial statements for quarters ended March 31, 2022, and June 30, 2022, and its audited annual consolidated financial statements for the year ended December 31, 2021 (the “Restatement Periods”). The Company filed the amended Quarterly Reports on Form 10-Q/A and its Annual Report on Form 10-K/A with respect to the Restatement Periods on November 17, 2022, which resulted in delays in completing the Company’s closing and financial reporting process for the year ended December 31, 2022. As a result, the Annual Report on Form 10-K for the year ended December 31, 2022, has not yet been filed which is causing a delay in finalizing the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023.
Therefore, the Company will be unable to provide complete financial results for the quarter period ended March 31, 2023, and file the Form 10-Q by the required due date of May 10, 2023 without unreasonable effort and expense. The Company is working diligently and currently expects to file the Form 10-Q on or before May 15, 2023 (the extended deadline prescribed by Rule 12b-25).
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephanie Dieckmann	(562)	602-0822
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☒
Our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 has not yet been filed.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Net revenue for the three months ended March 31, 2023 decreased by approximately $9 million, or 12.7%, to approximately $59 million compared to $68 million for the three months ended March 31, 2022, and net loss attributable to Tattooed Chef, Inc. for the three months ended March 31, 2023 was approximately $19 million, compared to net loss attributable to Tattooed Chef, Inc. of $20 million for the three months ended March 31, 2022. As of March 31, 2023, the Company had total cash of $3.5 million and an accumulated deficit of approximately $183 million. For the three months ended March 31, 2023, the Company had net cash used in operating activities of $5.7 million.

Forward Looking Statements
This notice contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning the Company and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of management, as well as assumptions made by, and information currently available to, management. Forward-looking statements may be accompanied by words such as “achieve,” “aim,” “anticipate,” “believe,” “can,” “continue,” “could,” “drive,” “estimate,” “expect,” “forecast,” “future,” “grow,” “improve,” “increase,” “intend,” “may,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the Company’s control. The Company cautions readers not to place undue reliance upon any forward-looking statements.

TATTOOED CHEF, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 10, 2023	By:	/s/ Stephanie Dieckmann
Name: Stephanie Dieckmann Title: Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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